SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Global Power Equipment Group Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

37941P108

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,572,254

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,572,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,572,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

841,979

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

841,979

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

841,979

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

613,701

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

613,701

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

613,701

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,414,233

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,414,233

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,414,233

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

613,701

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

613,701

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

613,701

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,027,934

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,027,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,027,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,027,934

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,027,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,027,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, having par value $.01 per share, (“Common Stock”) of Global Power Equipment Group Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of March 5, 2007 and amends and supplements the Schedule 13D filed on October 16, 2006, as amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).
ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds allocated by the Reporting Persons to acquire the securities of the Issuer owned by them was $6,162,423. Each of the Domestic Fund, QP Fund and Offshore Fund used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Domestic Fund owns 2,572,254 shares of Common Stock comprised of (a) 2,338,889 shares of Common Stock, and (b) Senior Subordinated Convertible Notes dated November 23, 2004 of the Issuer (“Notes”) that are convertible into 233,365 shares of Common Stock. The 2,572,254 shares represent 5.4% of all of the outstanding shares of Common Stock.

(ii)           The QP Fund owns 841,979 shares of Common Stock comprised of (a) 755,231 shares of Common Stock, and (b) Notes that are convertible into 86,748 shares of Common Stock. The 841,979 shares represent 1.8% of all of the outstanding shares of Common Stock.

(iii)          The Offshore Fund owns 613,701 shares of Common Stock comprised of (a) 556,811 shares of Common Stock, and (b) Notes that are convertible into 56,890 shares of Common Stock. The 613,701 shares represent 1.3% of all of the outstanding shares of Common Stock.

(iv)          BH Management may be deemed to be the beneficial owner of the 3,414,233 shares of Common Stock held by the Domestic Fund and the QP Fund representing 7.2% of all the outstanding shares of Common Stock.

(v)           BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

(vi)          Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 4,027,934 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 8.5% of all the outstanding shares of Common Stock.

(vii)         Collectively, the Reporting Persons beneficially own 4,027,934 shares of Common Stock representing 8.5% of all of the outstanding shares of Common Stock.

(b)           The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 2,572,254 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 841,979 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 613,701 shares of Common Stock held by the Offshore Fund.

The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 2,572,254 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 841,979 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 613,701 shares of Common Stock held by the Offshore Fund.

(c)	The following transactions were effected by the Onshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
19-Jan-07	Common	24,000	$1.1170
22-Jan-07	Common	11,521	$1.1431
23-Jan-07	Common	11,531	$1.1550
24-Jan-07	Common	3,200	$1.1300
29-Jan-07	Common	6,400	$1.1400
30-Jan-07	Common	10,561	$1.1300
1-Feb-07	Common	16,000	$1.1550
6-Feb-07	Common	1,600	$1.1600
9-Feb-07	Common	32,000	$1.1550
9-Feb-07	Common	3,200	$1.1700
13-Feb-07	Common	16,000	$1.0530
14-Feb-07	Common	1,921	$1.0033
15-Feb-07	Common	11,200	$1.0280
16-Feb-07	Common	4,800	$0.9900
20-Feb-07	Common	9,089	$1.0873
20-Feb-07	Common	33,921	$1.1053
20-Feb-07	Common	12,800	$1.1400
21-Feb-07	Common	31,105	$1.3088
22-Feb-07	Common	18,049	$1.3599
27-Feb-07	Common	11,777	$1.2661
2-Mar-07	Common	12,800	$1.3300
2-Mar-07	Common	25,600	$1.3388

The following transactions were effected by the QP Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
19-Jan-07	Common	7,770	$1.1170
22-Jan-07	Common	3,729	$1.1431
23-Jan-07	Common	3,732	$1.1550
24-Jan-07	Common	1,036	$1.1300
29-Jan-07	Common	2,072	$1.1400
30-Jan-07	Common	3,418	$1.1300
1-Feb-07	Common	5,180	$1.1550
6-Feb-07	Common	518	$1.1600
9-Feb-07	Common	10,360	$1.1550
9-Feb-07	Common	1,036	$1.1700
13-Feb-07	Common	5,180	$1.0530

14-Feb-07	Common	621	$1.0033
15-Feb-07	Common	3,626	$1.0280
16-Feb-07	Common	1,554	$0.9900
20-Feb-07	Common	2,942	$1.0873
20-Feb-07	Common	10,981	$1.1053
20-Feb-07	Common	4,144	$1.1400
21-Feb-07	Common	10,069	$1.3088
22-Feb-07	Common	5,843	$1.3599
27-Feb-07	Common	3,812	$1.2661
2-Mar-07	Common	4,144	$1.3300
2-Mar-07	Common	8,288	$1.3388

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
19-Jan-07	Common	5,730	$1.1170
22-Jan-07	Common	2,750	$1.1431
23-Jan-07	Common	2,752	$1.1550
24-Jan-07	Common	764	$1.1300
29-Jan-07	Common	1,528	$1.1400
30-Jan-07	Common	2,521	$1.1300
1-Feb-07	Common	3,820	$1.1550
6-Feb-07	Common	382	$1.1600
9-Feb-07	Common	7,640	$1.1550
9-Feb-07	Common	764	$1.1700
13-Feb-07	Common	3,820	$1.0530
14-Feb-07	Common	458	$1.0033
15-Feb-07	Common	2,674	$1.0280
16-Feb-07	Common	1,146	$0.9900
20-Feb-07	Common	2,169	$1.0873
20-Feb-07	Common	8,098	$1.1053
20-Feb-07	Common	3,056	$1.1400
21-Feb-07	Common	7,426	$1.3088
22-Feb-07	Common	4,308	$1.3599
27-Feb-07	Common	2,811	$1.2661
2-Mar-07	Common	3,056	$1.3300
2-Mar-07	Common	6,112	$1.3388

The above transactions were effected on the open market. No other transactions other than transactions previously reported on this Schedule 13D were effected by the Reporting Persons within the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 6, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy